SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                 7 1/2% Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
              ____________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400

                           Calculation of filing fee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSACTION VALUATION                 $30,177,000
AMOUNT OF FILING FEE -----------------$     3,823.43*---------------------------

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


*Estimated for purposes of calculating the amount of the filing fee only and previously paid. The amount assumes the exchange of $30,177,000 principal amount of Trans-Lux Corporation ("Trans-Lux") 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for $30,177,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The amount is based upon the maximum principal amount of Trans-Lux New Notes to be issued in exchange and was previously paid.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount previously paid: ----------
          Filing party: --------------------
          Form or registration No.: --------
          Date filed: ----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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    Trans-Lux Corporation ("Trans-Lux") hereby amends Schedule TO, as amended, and Schedule 13E-3, as amended, previously filed with respect to the offer by Trans-Lux , a Delaware corporation , to exchange (the "Exchange Offer") up to $30,177,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "New Notes") for currently outstanding $30,177,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 (the "Old Notes"), at the exchange rate of $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue up to $30,177,000 principal amount of New Notes in exchange for up to $30,177,000 principal amount of the Old Notes to the extent such Old Notes are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Trans-Lux reserves the right to extend or terminate the Exchange Offer, if the conditions set forth in the section of the Offering Circular (as defined below) entitled "The Exchange Offer-Conditions of the Exchange Offer" are not satisfied, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of Old Notes, and is subject to the terms and conditions set forth in the Offering Circular, dated February 23, 2004, (the "Offering Circular"), as amended by the Supplement dated April 12, 2004 (the "Supplement") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Trans-Lux reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the Letter of Transmittal were attached to Schedules TO and 13E-3 as originally filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This amendment to jointly filed Schedule TO and Schedule 13E-3 is intended to satisfy the requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended.

    All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below. This Schedule TO is combined with Schedule 13E-3 since the transaction might be deemed a "going private" transaction. Where items under Schedule 13E-3 are not part of Schedule TO, they are listed at the end of this Schedule. Where the same item is covered by both schedules, the Schedule 13E-3 reference is below the Schedule TO reference. Items 1-6 are numbered the same in both schedules.

    This amendment amends Items 1, 3, 4, 6, 10, 11 12 and 13 of Schedule TO and Items 1, 3, 4, 6, 7, 8, 9, 13, 15 and 16 of Schedule 13E-3.


ITEM 1.  SUMMARY TERM SHEET

    The information set forth in the Offering Circular under the titles "Summary Term Sheet" and "Terms of the Exchange Offer" as well as the information in the Supplement entitled "Extension of Exchange Offer-Summary Term Sheet" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a) Trans-Lux is the filing person and subject company. The business address and telephone number of Trans-Lux are set forth under Item 2(a) of this Schedule TO.

    Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Trans-Lux and their principal occupation for the past five years is set forth below:


         Name                                   Office                                 Age
         ----                                   ------                                 ---
Michael R. Mulcahy         President, Co-Chief Executive Officer and Director          55
Thomas Brandt              Executive Vice President, Co-Chief Executive Officer        40
                           and Director
Matthew Brandt             Executive Vice President and a Director                     40
Al L. Miller               Executive Vice President                                    57
Angela D. Toppi            Executive Vice President, Treasurer, Secretary and          48
                           Chief Financial Officer
Karl P. Hirschauer         Senior Vice President                                       58
Thomas F. Mahoney          Senior Vice President                                       56
Steven Baruch              Director                                                    65
Richard Brandt             Director                                                    76
Howard Brenner             Director                                                    70
Jean Firstenberg           Director                                                    67
Robert Greenes             Director                                                    82
Gene Jankowski             Chairman of the Board (Non-executive Officer) and           69
                           Director
Victor Liss                Director                                                    66
Howard S. Modlin           Director                                                    72

    Messrs. Mulcahy, T. Brandt, and M. Brandt, Miller, Hirschauer, Mahoney and Ms. Toppi have been associated in an executive capacity with Trans-Lux for more than five years.

    Mr. Steven Baruch is Executive Vice President of Presidential Realty Corporation and a producer of plays and musicals.

    Mr. Howard M. Brenner is a Senior Advisor of MLGA Holding, Inc., and a Director of Interep National Radio Sales, Inc. He was formerly Chairman and Chief Executive Officer of HCFP Brenner Securities LLC, formerly President of Brenner Securities, formerly Senior Vice President of Loewenbaum & Company Incorporated, formerly Vice Chairman of Southcoast Capital Corporation which changed its name to Loewenbaum & Company Incorporated, formerly President of Drexel Burnham Lambert Incorporated; and formerly member of Board of Governors of the American Stock Exchange and District 10 Committee (NY) National Association of Securities Dealers Inc.

    Mr. Robert B. Greenes is Chairman of the Executive Committee of Trans-Lux, Chairman of National Oilheat Research Alliance, President of Petroconsult, Inc., and President of East Coast Energy Council. He was formerly President and Chief Executive Officer of Public Fuel Service Inc. and all of its subsidiaries.

    Mr. Howard S. Modlin is an Attorney and President of the firm Weisman Celler Spett & Modlin, P.C. He is a Director of Fedders Corporation and a Director and Secretary and, since November 2001, Chairman and Chief Executive Officer of General DataComm Industries, Inc.

    Mr. Richard Brandt is a Consultant to Trans-Lux and was formerly its Chairman of the Board. He is a Director of Presidential Realty Corporation, Chairman Emeritus and Trustee of the American Film Institute and a Trustee and Treasurer of The College of Santa Fe.

    Ms. Jean Firstenberg is Director and Chief Executive Officer of the American Film Institute. She was formerly a Trustee of Boston University.

    Mr. Gene Jankowski is Chairman of the Board of Trans-Lux, Chairman of Jankowski Communications System, Inc. and Advisor Managing Director of Veronis Suhler & Associates Inc. He is also a Director of TV Azteca, Co-Chairman of St. Vincent's College, and Trustee of St. Vincent's Medical Center. He was formerly President and Chairman of the CBS Broadcast Group, and is Chairman Emeritus of the American Film Institute.

    Mr. Victor Liss is Vice Chairman of the Board and a Consultant to Trans-Lux; a Director of Anthem, Inc. and Trustee of Norwalk Hospital. He was formerly President and Chief Executive Officer of Trans-Lux.

    The business address and telephone number for all of the above directors and executive officers is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.

    Pursuant to General Instruction C to Schedule TO, the following are the controlling persons of Trans-Lux.

    Mr. Richard Brandt, by virtue of his holdings of Class B Stock, which has 10 votes per share, may be deemed to be a controlling person of Trans-Lux. His address and telephone number is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.


ITEM 4.  TERMS OF THE TRANSACTION

    (a) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "The Exchange Offer," "Tax Consequences," "Description of New Notes," "Description of Old Notes" and "Description of Capital Stock" and the information in the Supplement entitled "Extension of Exchange Offer; Summary Term Sheet' and "Other Information; 2003 Year End Results" is incorporated herein by reference.

    (c) All holders of Old Notes are being treated equally.

    (d) There are no appraisal rights under Delaware law to holders of Old Notes who do not accept the Exchange Offer.

    (e) No special provisions have been made to grant unaffiliated holders of Trans-Lux securities including holders of Old Notes access to Trans-Lux publicly available information or other information.

    (f) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet-Will the New Notes be Listed for Trading" is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" and the Supplement entitled "Special Factors" is incorporated herein by reference.

    (c)(3) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Description of New Notes," "Description of Old Notes," and "Description of Capital Stock" and the sections of the Supplement entitled "Extension of Exchange Offer; Summary Term Sheet" and "Other Information; 2003 Year End Results" is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS (Item 13 Schedule 13E-3)

    (a), (b) The information set forth in the sections of the Offering Circular entitled "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Ratio of Earnings to Fixed Charges," the information set forth in the section of the Supplement entitled "Other Information; 2003 Year End Results" and the financial statements and information contained in the reports set forth in the section of the Offering Circular entitled "Incorporation of Documents by Reference" are incorporated herein by reference, but excluding any filings made after March 2, 2004 as no forward incorporation is permitted.


ITEM 11.  ADDITIONAL INFORMATION.  (Item 15 Schedule 13E-3)

    (a) There are no agreements between, Trans-Lux and any of its executive officers, directors, controlling persons or subsidiaries relating to the Exchange Offer. The applicable legal requirements are the filing of Schedule TO, Schedule 13E-3 and required amendments.

    (b) Trans-Lux believes the Offering Circular, as amended by the Supplement, contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.


ITEM 12.  EXHIBITS.  (Item 16 Schedule 13E-3)

    (a)(1)(F) Supplement dated April 12, 2004 filed herewith.
    (b)(5)(E) Press release dated April 8, 2004 filed herewith.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS (Schedule 13E-3)

    (a) (c) For the purposes of and reasons for the Exchange Offer the information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" and the information set forth in the section of the Supplement entitled "Special Factors-Purpose of the Exchange Offer" is incorporated herein by reference.

    (b) The section in the Supplement entitled "Special Factors-Purpose of the Exchange Offer" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION (Schedule 13E-3)

    (a) Fairness
    (b) Factors considered in determining fairness
    (c) Approval of Security Holders
    (e) Approval of directors
    (f) Other offers

    The Section of the Offering Circular entitled "Summary Term Sheet-Does the Board of Directors Believe the Exchange Offer is Fair to Unaffiliated Security Holders?" and the section of the Supplement entitled "Special Factors-Fairness of the Exchange Offer" is incorporated herein by reference.

    (d) Unaffiliated Representative

    The section of the Supplement entitled "Special Factors-Fairness of the Exchange Offer" is incorporated herein by reference.


ITEM 9 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

    The section of the Supplement entitled "Special Factors-Reports, Opinions and Appraisals" is incorporated herein by reference.



                                              SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              By: /s/ ANGELA D.TOPPI
                                              ----------------------------------
                                              Angela D. Toppi
                                              Executive Vice President
Date:  April 12, 2004                          and Secretary